Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE PROVIDES INVESTMENT UPDATE AND ANNOUNCES TERM LOAN REFINANCING

December 20, 2019, Toronto, Ontario, Canada – Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that it has acquired two income producing properties and has agreed to acquire three development properties, together comprising approximately 2.5 million square feet (“SF”) at a combined purchase price of approximately C$246.7 million. Collectively, the acquisitions represent an anticipated stabilized yield of approximately 5.1%.

Granite also announced it has extended its C$300 million term loan to December 11, 2026 and refinanced the related cross-currency interest rate swap resulting in Euro-denominated payments at a 1.355% fixed interest rate.

In addition, Granite announced that it has completed the acquisition of the development property in Dallas, Texas that it had contractually committed to acquire. Further, on December 4, 2019, Granite completed the disposition of its five western Michigan assets that were held for sale for gross proceeds of US$29.5 million.

Kevan Gorrie, Granite’s President and CEO, commented that, “consistent with our strategy of acquiring and developing modern e-commerce and distribution facilities in Granite’s target markets, we expect these acquisitions to further enhance the quality of our portfolio, deliver stable and growing cash flow and generate net asset value growth. Further, as evidenced by the recent refinancing outlined herein, we continue to leverage our unique access to lower cost Euro-denominated debt to enhance our returns and cash flow. Following these commitments, we estimate our pro forma liquidity to be approximately C$650 million.”

330 & 440 E. Stateline Rd., Southaven, Mississippi, USA

Granite has acquired 330 & 440 E. Stateline Road, two multi-tenant modern distribution buildings totaling 1.7 million SF, featuring 32’ clear height and situated on 95 acres of land in Southaven, Mississippi for US$87.9 million. Constructed in 2005 and 2007, the properties are 81% leased to established tenants for a remaining weighted average lease term of 5.6 years. The acquisition closed on December 19, 2019.

330 & 440 E. Stateline Rd., Southaven, MS

The properties are located within 2.0 miles of Memphis International Airport, the world’s busiest cargo airport and home to the FedEx World Hub and UPS Airport Facility. The properties benefit from superior access to Interstate 55, Interstate 22 and the BNSF Memphis Intermodal Facility.

De Kroonstraat 1 (Tilburg), Francis Baconstraat 4 (Ede), Oude Graaf 15 (Weert)

Granite has agreed to acquire three state-of-the-art facilities in the Netherlands for approximately €89 million. Currently under construction, the properties will be delivered mid-2020, with the 488,000 SF Tilburg property being delivered in two phases, including a 142,000 SF second phase to be delivered in the first quarter of 2021. The properties have a combined leasable floor area of approximately 852,000 SF and include approximately 1.8 acres of additional land for potential future expansion. The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years.

Oude Graaf 15 Weert, Netherlands

In line with Granite’s European strategy, the properties are located in highly-desirable distribution nodes along the main supply corridor from Rotterdam, Europe’s largest port, to Germany and continental Europe. Furthermore, the assets are situated in one of the most densely populated areas in Europe, making them attractive e-commerce locations. The design of these build-to-suit properties incorporates several sustainability features, leading management to expect the properties to receive a BREEAM “Very Good” certification.

Extension of $300M term loan and refinancing of related cross-currency interest rate swap

On November 27, 2019, Granite extended its C$300 million term loan (the “Term Loan”) and refinanced the related cross-currency interest rate swap (the “Euro Swap”). The Term Loan, with an original maturity date of December 12, 2025, has been extended for one year, on the same terms, to December 11, 2026. Concurrently, the previously existing Euro Swap was terminated and Granite entered into a new seven-year cross-currency interest rate swap resulting in Euro-denominated payments at a 1.355% fixed interest rate, approximately 85 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately C$2.3 million, or C$0.04 of funds from operations per unit, annually.

1301 Chalk Hill Road, Dallas, Texas

On November 19, 2019, Granite acquired 1301 Chalk Hill Road, a state-of-the-art, 2.3 million SF, multi-level e-commerce fulfillment centre, situated on 101 acres of land in Dallas, Texas. The newly constructed property is 100% leased to a leading global e-commerce provider for an initial lease term of 20 years. The previously-announced acquisition closed on November 19, 2019.

1301 Chalk Hill Road, Dallas, Texas

The completed acquisitions were funded using cash on hand and the acquisition of the European properties will be funded from Granite’s available liquidity.

About Granite

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 90 rental income properties representing approximately 40 million square feet of leasable area.

Other Information

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Forward Looking Statements

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the expected timing of the closing of the European acquisitions, the expected stabilized yield of the Mississippi and European acquisitions and impact of such acquisitions on Granite’s cash flow and net asset value growth, the expected impact of the extension of the Term Loan and refinancing of the Euro Swap on Granite’s liquidity and interest expense obligations, the expected BREEAM certification of the European acquisition properties, Granite’s intention and ability to make future investments and acquisitions and Granite’s plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek”, “objective” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of the closing of the European acquisitions, the expected stabilized yield of the Mississippi and European acquisitions and impact of such acquisitions on Granite’s cash flow and net asset value growth, the expected impact of the extension of the Term Loan and refinancing of the Euro Swap on Granite’s liquidity and interest expense obligations, the expected BREEAM certification of the European acquisition properties, Granite’s intention and ability to make future investments and acquisitions or other events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such impact of the acquisitions or other events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risks set forth in the annual information form of Granite Real Estate Investment Trust and Granite REIT Inc. dated March 6, 2019 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.